Filed pursuant to Rule 433

August 17, 2020

Relating to

Preliminary Prospectus Supplement dated August 17, 2020

to

Prospectus dated September 23, 2019

Registration Statement No. 333-233896-02

Duke Energy Progress, LLC
$700,000,000 Series A Floating Rate Notes due 2022

Pricing Term Sheet

Issuer:	Duke Energy Progress, LLC (the “Issuer”)

Trade Date:	August 17, 2020

Settlement Date:	August 20, 2020 (T+3)

Ratings (Moody’s/S&P)*:	A2 (stable)/A- (stable)

Interest Payment Dates:	February 18, May 18, August 18 and November 18 of each year, beginning on November 18, 2020

Security Description:	Series A Floating Rate Notes due 2022 (the “Notes”)

Principal Amount:	$700,000,000

Maturity Date:	February 18, 2022

Price to the Public:	100% per Note, plus accrued interest, if any, from August 20, 2020

Coupon:	Floating Rate — reset quarterly based on the three-month LIBOR plus 18 basis points (0.18%)

Optional Redemption:

At any time on or after February 18, 2021, the Issuer will have the right to redeem the Notes, at its option, in whole or in part and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest on the principal amount of such Notes being redeemed to, but excluding, such redemption date.

CUSIP / ISIN:	26442U AJ3 / US26442UAJ34

Joint Book-Running Managers:	Citigroup Global Markets Inc. Academy Securities, Inc. C.L. King & Associates, Inc. Great Pacific Securities Loop Capital Markets LLC Mischler Financial Group, Inc.

Samuel A. Ramirez & Company, Inc. Siebert Williams Shank & Co., LLC

* Security ratings are not recommendations to buy, sell or hold securities.  The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov.  Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll-free at (800) 831-9146, Academy Securities, Inc. collect at (646) 736-3995, C.L. King & Associates, Inc. toll-free at (800) 743-6626, Great Pacific Securities toll-free at (800) 284-4804, Loop Capital Markets LLC toll-free at (888) 294-7137, Mischler Financial Group, Inc. toll-free at (800) 820-0640, Samuel A. Ramirez & Company, Inc. toll-free at (800) 888-4086 and Siebert Williams Shank & Co., LLC toll-free at (800) 334-6800.

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